UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549


                           Form 12b-25


                   NOTIFICATION OF LATE FILING

(Check One):   (x)Form 10-K and 10-KSB  ( )Form 20-F  ( )Form 11-K
               ( )Form 10-Q and 10-QSB  ( )Form N-SAR

               For Fiscal Year Ended June 30, 1997


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.



                 PART I - REGISTRANT INFORMATION


            MIMBRES VALLEY FARMERS ASSOCIATION, INC.
                    (Full name of registrant)

        811 South Platinum, Deming, New Mexico      88030
             (Address of Principal Executive Office)

                             0-13963
                    (Commission File Number)



                PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

               (a)  The reasons described in reasonable detail in
                    Part III of this form could not be eliminated without unreasonable effort or expense;

               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-
     (x) K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-259(c) has been attached if applicable.



                      PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant has had a recent change in key management personnel, who have been required to give significant attention to cost-reduction measures to reverse the registrant's current operating loss. The time and effort required for these purposes have prevented timely completion of internal accounting procedures that are necessary for preparation of the registrant's Form 10-KSB. Registrant believes that these circumstances will be remediated shortly, and will not reoccur.



                   PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification: Alan Hall; (505) 247-2315.

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the previous 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

          (x) Yes  ( ) No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report portion thereof?

          (x) Yes ( ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Form 10-K for the fiscal year ended June 30, 1996 showed an operating loss of $418,000, and a net loss of $198,000. It is anticipated that the operating loss for the fiscal year ended June 30, 1997 will be approximately $1,062,000, and that the net loss will be approximately $589,000.


            MIMBRES VALLEY FARMERS ASSOCIATION, INC.
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:     September 29, 1997       By   /s/ Garry S. Carter
                                     Garry S. Carter
                                     General Manager